February 19, 2025

Vitalis Racius
Chief Financial Officer
Avant Technologies
c/o Eastbiz.com, Inc.
5348 Vegas Drive
Las Vegas, NV 89108

        Re: Avant Technologies
            Forms 10-K and 10-K/A for the Year Ended March 31, 2024 File No. 333-225433
Dear Vitalis Racius:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:    Chris Winter, CEO